NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE 2-5-08



08045114

Received SEC
MAR 26 2008
Washington, DC 20549

March 26, 2008

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/26/2008

Re: General Motors Corporation
Incoming letter dated February 5, 2008

Dear Ms. Larin:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal submitted to General Motors by the American Baptist Home Mission Society. We also have received a letter on the proponent's behalf dated March 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 14, 2007 from the American Baptist Home Mission Society (Exhibit A) from the General Motors Corporation proxy materials for the 2008 Annual Meeting of Stockholders. The proposal requests that GM's Board of Directors adopt certain principles for comprehensive health care reform, i.e., that health care coverage should be universal, continuous, affordable to individuals and families, that health insurance strategy should be affordable and sustainable for society, and that health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable. General Motors intends to omit the proposal under Rule 14a-8(i)(7) on the grounds that it deals with a matter related to the company's ordinary business.

The proposal refers to the cost of proving health care to employees, the potential savings to employers if such principles were implemented, and the impact on companies of shifting costs to their employees. Health care costs are a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations. In fact, "Address Health Care/Legacy Cost Burden" is one of the four elements that make up GM's announced turnaround plan for its North American operations. These health care costs are closely related to the mundane, day-to-day operations of the Corporation. As a result, a proposal dealing with health care expenses is related to our ordinary business and may be excluded under Rule 14a-8(i)(7).

The Staff took a no-action position on a similar proposal dealing with health care costs, as "relating to the company's ordinary business operations (i.e., employee benefits)." Kohl's Corporation (January 8, 2007). As a general matter, proposals dealing with employee benefits have been treated as dealing with ordinary business and therefore excludable under Rule 14a-8(i)(7). See, e.g., BellSouth Corporation (January 3, 2005); International Business Machines

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Corporation (December 20, 2004). Proposals that deal with health care benefits and costs and with the effect of changes in health insurance costs have consistently been deemed excludable as relating to ordinary business operations. See, e.g., General Motors Corporation (April 11, 2007) (report on health care costs); General Motors Corporation (March 9, 2007) (report on health care costs); International Business Machines Corporation (January 13, 2005) (requesting a board report on the competitive impact of rising health insurance costs); Sprint Corporation (January 28, 2004); SBC Communications Inc. (January 9, 2004). Even a proposal that deals with health care costs in a broader context, requiring the company to provide information about health costs and support the establishment of a national health insurance system, has been treated as ordinary business and therefore excludable. International Business Machines Corporation (January 21, 2002).

As a provider of health care benefits, GM is active in monitoring and attempting to reduce the costs of health care. Concerns about health care costs are handled by a variety of groups within GM including Human Resources and Labor Relations, Strategic Planning, Government Relations, and Public Policy. In addition, the Public Policy Committee of GM's Board of Directors has oversight over matters related to employee health and safety. As the proposal's reference to "the recently agreed-to VEBA" suggests, addressing health care costs was a crucial element in the collective bargaining agreement that GM and the United Auto Workers entered in October 2007. Either viewed as a matter of employee benefits or as a significant expense in the Corporation's operations, health care costs are a routine part of General Motors' business. The current proposal about health care costs should be treated as relating to GM's ordinary business of providing employee benefits, and therefore excludable under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Michaele D. Birdsall, CPA

Exhibit A

To: A. Larin
C: S. Colby

N E Polis

RECEIVED

DEC 14 2007

OFFICE OF SECRETARY
DETROIT

December 11, 2007

RECEIVED

DEC 14 2007

G.R. WAGONER, JR.

G. Richard Wagoner, Jr.
Chair & Chief Executive Officer
General Motors Corporation
Mail Code 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000


National Ministries

Transforming Leadership,
Transforming Lives!

Dear Mr. Wagoner:

This is in reference to my letter sent December 3, 2007 in which I filed a shareholder proposal "Health Care Principles" on behalf of the American Baptist Home Mission Society is the beneficial owner of more than $2000 worth of shares of common stock in General Motors Corporation. I sent you the wrong proposal and with this letter I am enclosing the correct proposal.

I am authorized to notify you of the American Baptist Home Mission Society's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The American Baptist Home Mission Society has held the requisite number of shares in General Motors Corporation continuously for over one year as of the date of this letter and intends to continue ownership of the shares through the date of the Annual Meeting.

There will be other GM shareholders who will file this same proposal. The American Baptist Home Mission Society has been designated the lead filer, and the contact person for this proposal is our consultant, Catherine Rowan (718-822-0820). We hope the Company will be open to dialogue with shareholders on this important social issue.

Sincerely,

Michaele D Birdsall

Michaele D. Birdsall, CPA
Treasurer and Chief Financial Officer

MDB

cc: Nancy E. Polis, Secretary of the Corporation

Enclosures

National Ministries
American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

800.ABC.3USA
610.768.2000
FAX 610.768.2470
www.nationalministries.org

Incorporated as:
The American Baptist
Home Mission Society

Woman's American Baptist
Home Mission Society

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential. The recently agreed-to VEBA does not resolve all health cost issues for General Motors. We ask shareholders to support this resolution.


Catherine Rowan
Corporate Responsibility Consultant

March 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **General Motors Corporation's Request to Exclude Proposal Submitted by American Baptist Home Mission Society**

Dear Sir/Madam:

This letter is submitted in response to a letter to the Commission from General Motors Corporation ("GM" or the "Company"), dated February 5, 2008, claiming that the Company may exclude the shareholder proposal ("Proposal") of the American Baptist Home Mission Society (the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to GM urges:

the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

GM argues that the Proposal is excludable "on the grounds that it deals with a matter related to the company's ordinary business." [Rule 14a-8(i)(7)]

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

The Proposal, in fact, is a clearly stated request to the GM Board of Directors to adopt principles on the significant social policy issue of health care reform. Citing past staff decisions involving IBM and GM, however, GM seeks to exclude this Proposal. Yet IBM, Bristol-Myers Squibb and General Electric, which each received the same shareholder proposal for 2008 that GM now opposes, recently adopted principles for health care reform.[1]

As outlined in detail below, the decisions of the Staff do not support GM's argument. A careful reading of the Proposal demonstrates that its terms are clear and that it urges the Board of Directors to adopt GM's own principles on a significant social policy issue, just as other proposals have done on another significant public issue: labor and human rights. In sum, the Proposal carefully focuses on a significant social policy issue and it belongs on the GM proxy for 2008.

II. The Proposal is not excludable under Rule 14a-8(i)(7), as an ordinary business matter, because it focuses on a significant social policy issue that transcends the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before GM is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation, the

---

[1] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; [1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached). GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

Associated Press,[2] the Commonwealth Fund[3] and *The New York Times* all document its significance. The November 2007 *Wall Street Journal*/NBC News poll, for example, reported 52% of Americans "say the economy and health care are most important to them in choosing a president, compared with 34% who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[4]

Many businesses now cite health care costs as their biggest economic challenge. John Castellani, president of the Business Roundtable, of which GM is a member, has called health care reform a top priority for business and Congressional action."[5] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[6] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[7] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[8] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[9]

---

[2] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points

[3] Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[4] *The Wall Street Journal*, December 4, 2007, p A1.

[5] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB517 11FCF50C8. Accessed December 4, 2007.

[6] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[7] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[8] *The Wall Street Journal*, November 13, 2007, p. B4.

[9] *The New York Times*, February 7, 2007.

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[10]

B. The Proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

The Proposal urges the Company to adopt a statement of principles for health care reform. It does not, however, require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation,* 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

GM narrowly characterizes the Proposal here as one dealing with its employee benefits. But the plain language of the Proposal and the Supporting Statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans.

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

C. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponents' Proposal calls for an entirely different measure: the adoption of principles for health care reform—on a matter of significant social policy.

The Company cites Staff decisions on proposals that centered on reports concerning matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation,* 2007 SEC No-Act. LEXIS 446 (April 11, 2007) involved the preparation of a report on GM's expenses and management of health

[10] *The New York Times,* August 31, 2007.

care costs for GM employees and retirees and their dependents, a matter of ordinary business activity at GM. Id.; *Kohl's Corporation,* 2007 SEC No-Act. LEXIS 5 (January 8, 2007), involved the same proposal, calling for a report on health care costs at the company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation* and *Kohl's Corporation* would have required each company to conduct internal risk assessments.

General Motors Corporation, 2007 SEC No-Act. LEXIS 325, (March 9, 2007), also involved a proposal requesting a report examining the implications of rising health care expenses and how General Motors is addressing this issue without compromising the health and productivity of its workforce. The Proposal before GM, however, makes no mention of a report, nor does it relate to matters of internal risk assessment. Instead, it is directed outwardly at the significant social policy issue of health care reform.

BellSouth Corporation, 2005 SEC No-Act. LEXIS 6 (January 3, 2005), involved a shareholder proposal seeking an increase in pension benefits for retirees, which is certainly a matter of ordinary business. The Proposal before GM, however, has nothing to do with the Company's ordinary business matters and everything to do with a significant social issue that is external to the Company's ordinary business of employee benefits.

International Business Machines Corporation, 2004 SEC No-Act. LEXIS 886 (December 20, 2004), like *BellSouth Corporation,* also involved a proposal to increase retiree pension benefits, clearly a matter of ordinary business before the company, unlike to Proposal, which calls for action on a significant social policy issue.

SBC Communications Inc., 2004 SEC No-Act. LEXIS 13 (January 9, 2004), contrary to the Company's assertion, bears no relation at all to the Proponent's proposal. The SBC proposal involved a request that unmarried sexual partners of employees be excluded from the company's health care plans—a matter clearly centered on the ordinary business operations of SBC. Proponent's request is an entirely different matter, asking the Company to focus on a significant social policy issue. While the Company, of course, maintains its own health benefits plans, Proponent's proposal in no way seeks to micro-manage those plans or request data concerning their operation.

Sprint Corporation, 2004 SEC No-Act. LEXIS 199 (January 28, 2004), also cited by GM, dealt with another request for a report that focused, unlike the Proposal before GM, on the Company's recruitment and retention of Sprint employees due to changes to retiree health care and life insurance coverage by Sprint." Proponents seek no information on GM's employee benefits operations. Instead, the Proposal asks the Company to focus externally upon the significant social policy issue of health care reform.

International Business Machines Corporation, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), also cited by the Company, involved a proposal that called upon IBM to "share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees" and commence a lobbying campaign for national health insurance. Proponent's proposal contains nothing that would require the sharing health benefits costs information with shareholders. Nor is there any request to the Company to commence a lobbying campaign for national health insurance. Instead, the Proposal asks the Company to adopt a statement of principles for health care reform. While the Proposal does state Proponent's opinion that health care reform is a significant issue in the presidential campaign of 2008, it merely requests the Board to adopt principles for health care reform. It contains no request for other action. It is entirely up to the Company's board of directors and management to take any actions they may deem necessary on health care reform or, for that matter, on any other matter relating to its internal operations with respect to health care benefits.

The Company also cites International *Business Machines Corporation*, 2005 SEC No-Act. LEXIS 60 (January 13, 2005). The Company's reliance upon *International Business Machines* is misplaced. The proposal in *International Business Machines* would have had, inter alia, the IBM board of directors produce a detailed report on company health care costs in the United States and in every country in which it did business. In addition, the IBM board would have had to examine "'universal health care through the public sector' as an alternative to our [IBM's] existing 'company-paid social insurance system." The Proposal before GM, unlike the proposal before IBM, neither focuses on the Company's internal health benefits plans, nor on its operations around the world. Instead, its asks the Board of Directors to adopt principles to address the significant social policy issue of health care reform.

In *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296 (March 1, 2007), however, the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce" could not be excluded as ordinary business under Rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

Finally, four recent decisions of the Commission, *United Technologies Corporation*, 2008 SEC No-Act. LEXIS 123 (January 31, 2008), *The Boeing Company*, 2008 SEC No-Act. LEXIS 139 (February 5, 2008), *Xcel Energy*, 2008 SEC No-Act. LEXIS 178 (February 15, 2008) and *Wendy's International*, 2008 SEC No-Act. (February 13, 2008) each involved proposals virtually identical to the Proposal before GM. They urged the Board of Directors of each company to adopt principles on the significant social policy issue of health care reform. The Commission rejected each company's argument that the proposal could be excluded on ordinary business grounds.

IV. Conclusion

GM has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at GM. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

Consequently, since GM has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Wendy's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 718-822-0820.

I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Respectfully submitted,



Catherine Rowan
Corporate Responsibility Consultant
representing American Baptist Home
Mission Society

Attachments

Cc: Michaele D. Birdsall, CPA, American Baptist Home Mission Society

RECEIVED

DEC 21 2007



Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,



Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

To: A. Larin
C: S. Colby

N E Polis

RECEIVED

DEC 14 2007

OFFICE OF SECRETARY
DETROIT

December 11, 2007

RECEIVED

DEC 14 2007

G.R. WAGONER, JR.

G. Richard Wagoner, Jr.
Chair & Chief Executive Officer
General Motors Corporation
Mail Code 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000


NM
National Ministries

Transforming Leadership,
Transforming Lives!

Dear Mr. Wagoner:

This is in reference to my letter sent December 3, 2007 in which I filed a shareholder proposal "Health Care Principles" on behalf of the American Baptist Home Mission Society is the beneficial owner of more than $2000 worth of shares of common stock in General Motors Corporation. I sent you the wrong proposal and with this letter I am enclosing the correct proposal.

I am authorized to notify you of the American Baptist Home Mission Society's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The American Baptist Home Mission Society has held the requisite number of shares in General Motors Corporation continuously for over one year as of the date of this letter and intends to continue ownership of the shares through the date of the Annual Meeting.

There will be other GM shareholders who will file this same proposal. The American Baptist Home Mission Society has been designated the lead filer, and the contact person for this proposal is our consultant, Catherine Rowan (718-822-0820). We hope the Company will be open to dialogue with shareholders on this important social issue.

Sincerely,

Michaele D. Birdsall

Michaele D. Birdsall, CPA
Treasurer and Chief Financial Officer

MDB

cc: Nancy E. Polis, Secretary of the Corporation

Enclosures

National Ministries
American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

800.ABC.3USA
610.768.2000
FAX 610.768.2470
www.nationalministries.org

Incorporated as:
The American Baptist
Home Mission Society

Woman's American Baptist
Home Mission Society

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential. The recently agreed-to VEBA does not resolve all health cost issues for General Motors. We ask shareholders to support this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2008

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal.

We are unable to concur in your view that General Motors may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that General Motors may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Eduardo Aleman
Attorney-Adviser

END